

July 31, 2020

Christopher Caldwell
Chief Executive Officer
Concentrix Corp
44111 Nobel Drive
Fremont, CA 94538

      Re: Concentrix Corp
          Amendment No. 2 to Draft Registration Statement on Form 10
          Submitted on July 15, 2020
          CIK No. 0001803599

Dear Mr. Caldwell:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form 10

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

1.   We reviewed your response and revisions in response to comment 4. It is inappropriate to merely combine information for the pre-and post-transaction periods without reflecting all relevant pro forma adjustments required by S-X Article 11. Please revise.

You may contact Adam Phippen at (202) 551-3336 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Mara Ransom at (202) 551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Allison Leopold Tilley, Esq.